# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shimmick Corp, CIK 0001887944
CUSIP: 82455M109
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 530 TECHNOLOGY DRIVE, SUITE 300, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0000868857
Persons authorized to receive notices and communications: David Y. Gan, EVP, Chief Legal Officer, AECOM, 300 South Grand Avenue, Los Angeles, California (CA), 90071, (213) 593-8000

## Reporting persons
- AECOM (CIK 0000868857): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,745,000; shared voting power 0; sole dispositive power 7,745,000; shared dispositive power 0; aggregate amount beneficially owned 7,745,000 (18.7% of the class)
  Comment: The amounts in rows 7, 9 and 11 and the percentage in row 13 include (i) 6,708,051 shares of the Shimmick Corporation's (the "Issuer") common stock, par value $0.01 per share ("Common Stock"), directly held by the Reporting Person and (ii) 1,036,949 additional shares of Common Stock of which the Reporting Person may acquire voting and dispositive power within 60 days hereof pursuant to the terms of the Escrow Services Agreement dated June 24, 2024, by and among the Issuer, the Reporting Person and Equiniti Trust Company, LLC.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Shimmick Corp
Address of issuer's principal executive offices: 530 TECHNOLOGY DRIVE, SUITE 300, IRVINE, California (CA), 92618
Comment: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person on May 24, 2024 (as amended prior to the filing of this Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 is being filed to reflect a change in the percentage of the Common Stock owned by the Reporting Person as a result of a change in the number of shares of Common Stock outstanding and to update Schedule 1. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2 (c) of the Schedule 13D is hereby amended and restated to read as follows:

(c) The principal business of the Reporting Person is providing professional infrastructure consulting services for governments, businesses and organizations.

The directors and executive officers of the Reporting Person are listed on Schedule I attached hereto, which is incorporated herein by reference into this Item 2 ("Schedule 1").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a) The information set forth in Items 7-13 of the cover page is hereby incorporated by reference into this Item 5(a).

The percentage calculations herein are based upon 41,335,823 shares of Common Stock issued and outstanding as of August 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b) The information set forth in Items 7-13 of the cover page is hereby incorporated by reference into this Item 5(b) .

## Signatures
- AECOM: /s/ David Y. Gan, David Y. Gan/Executive Vice President, Chief Legal Officer (08/12/2026)